# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Netclass Technology Inc., CIK 0001927578
CUSIP: G6427C108
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 6F, Building A, 1188 Wan Rong Road, Shanghai, China (F4), 200436
Date of event which requires filing of this statement: 07/25/2025
Amends the filing with accession number 0001104659-25-013249
Filed by CIK 0002056395
Persons authorized to receive notices and communications: Jianbiao Dai, 6F, Building A, 1188 Wan Rong Road, Shanghai, China (F4), 200436, 86-021-61806588

## Reporting persons
- Jianbiao Dai (CIK 0002056395): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 5,639,500; shared voting power 0; sole dispositive power 5,639,500; shared dispositive power 0; aggregate amount beneficially owned 5,639,500 (32.82% of the class)
  Comment: [1] Dragonsoft Holding Limited, a British Virgin Islands business company, holds 5,639,500 class A ordinary shares and 2,000,000 class B ordinary shares of the Company. Jianbiao Dai is the sole shareholder and sole director of Dragonsoft Holding Limited and is deemed the beneficial owner of the 5,639,500 class A ordinary shares and 2,000,000 class B ordinary held by Dragonsoft Holding Limited.
  [2] The calculation above is based on 17,184,530 class A ordinary shares issued and outstanding as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Netclass Technology Inc.
Address of issuer's principal executive offices: 6F, Building A, 1188 Wan Rong Road, Shanghai, China (F4), 200436

## Item 4. Purpose of Transaction
Purpose of transaction: The transfer was a gift from Dragonsoft Holding Limited to two individuals.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 5,639,500; 32.82%
Number of shares as to which each person has sole or shared power to vote or dispose: 5,639,500; 32.82%
Transactions in the class effected during the past sixty days: On July 25, 2025, Dragonsoft Holding Limited transferred a total of 730,000 Class A ordinary shares as gifts to two individuals. The transfers were completed on July 30, 2025. The transactions were effected off-market through privately arranged transfers, and no brokerage or exchange platform were involved. Jianbiao Dai is the sole shareholder and sole director of Dragonsoft Holding Limited and is deemed the beneficial owner of the 5,639,500 class A ordinary shares and 2,000,000 class B ordinary held by Dragonsoft Holding Limited.
Other persons with the right to receive dividends or sale proceeds: not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Signatures
- Jianbiao Dai: /s/ Jianbiao Dai, Jianbiao Dai (07/30/2025)